Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

PROPOSAL NO. 1: To approve a private placement of the Company’s ordinary shares to GTRIMG Investments Ltd., the controlling shareholder of the Company, on such terms and conditions as set forth in Proposal 1 to the Proxy Statement for the Meeting.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐
Do you have a “Personal Interest” (as defined IN THE PROXY STATEMENT AND below) with respect to the subject matter of Proposal No. 1? (Please note: if you do not mark either “YES” or “NO” your vote will not be counted for Purposes of proposal No. 1).	YES	NO

The undersigned hereby acknowledges receipt of the Notice of the Special General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

__________________________	__________________________	__________________________

(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

Each shareholder voting at the meeting or prior thereto by means of this proxy card is requested to notify the Company whether he, she or it has a “Personal Interest” in Proposal No. 1, as a condition for his, her or its vote to be counted with respect to such proposal. Votes cast on such proposal will not be counted unless “YES” or NO” has been specified as to whether the shareholder has a “Personal Interest” with respect to such proposal.

Under the Israeli Companies Law, 1999, a “Personal Interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholders relatives (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. In the case of a person voting by proxy, “Personal Interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

P.V. NANO CELL LTD.

Special General Meeting of Shareholders to be held on August 8, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of P.V. Nano Cell Ltd. (the “Company”) hereby appoints each of Avi Magid and Evyatar Cohen, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Special General Meeting of Shareholders of the Company, to be held at the offices of the Company at 8 Hamasger Street, Midgal Ha’Emek, Israel 2310102, on Thursday, August 8, 2024, at 4:00 p.m. (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)